FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F×              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No ×

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                                                                  82- ..............).

The following text is the English translation of a news release issued today in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT RESULTS TO 30 SEPTEMBER 2002

HSBC Trinkaus & Burkhardt, Dusseldorf, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, improved its position in client business during the first nine months of 2002. Corporate banking profits increased strongly by 20.4 per cent compared to 2001. In the institutional investor client segment, more sensitive to the condition of financial markets, results nearly reached those of the previous year. Profits from private banking, against the background of sharply reduced stock exchange turnover, fell by just 15 per cent compared to 2001. Total profits from client business increased by 2.6 per cent.

Despite robust profit performance in its client business, the bank was unable to escape the effects of falling stock exchanges or of the persistently weak German economy. Operating profits after loan loss provisions were EUR 35.4 million, 43 per cent below the comparative period in the previous year.

Due to continued poor stock market conditions, the bank's proprietary trading activities suffered a substantial setback. Nine-month trading profits of EUR 5.4 million were considerably below the EUR 39.5 million earned in 2001. Trading in equities and equities- or index-based derivatives recorded a loss of EUR 0.7 million as a result of the fall in share indices. Fixed income and interest rate derivatives trading, with profits of EUR 3.5 million, managed no significant improvement on their level at the half-year 2002. Foreign exchange trading profits of EUR 2.6 million were in line with expectations.

Net commission income increased by 3.4 per cent in the first nine months, to EUR 144.3 million. In the context of current market conditions, and given the high dependency of the bank's revenues on securities business, this was a considerable achievement.

Net interest income fell by 8.1 per cent to EUR 54.2 million in comparison to 2001. Thanks to risk-averse management of the bank's activities, total provisions for losses on loans and advances increased only moderately to EUR 1.4 million, even though the German economy is heading this year for a record level of corporate insolvencies. The bank's credit policy continues to be characterised by conservatism and strict standards of assessment.

The cost-income ratio was 81.8 per cent at 30 September 2002, compared to 59.1 per cent for the same period in 2001. HSBC Trinkaus & Burkhardt has implemented a wide range of measures to reduce costs. These led to a drop in total administrative expenses of 5 per cent to EUR 169.4 million. The coming months will require further steps to bring capacity into line with lower levels of revenue.

The bank reported pre-tax profits of EUR 36.4 million for the first nine months of 2002. Net profits after tax fell by 75.3 per cent to EUR 23.6 million, although it should be noted that the profits of the comparative period in 2001 included exceptional income from the tax-efficient exchange of Ergo shares as well as from the de-consolidation of S Broker AG (formerly pulsiv AG).

Earnings per share fell in the first nine months to EUR 0.91 per share compared to EUR 1.39 per share in 2001 (adjusted for exceptional items). At 30 September 2002, consolidated assets of EUR 12.56 billion were 14.2 per cent higher than at year-end 2001. The total capital base at 30 September 2002, calculated according to BIS standards, represented 10.3 per cent of risk-weighted assets, and the tier one capital ratio at the same date was 6.9 per cent.

Looking ahead, the Managing Partners anticipate that the last quarter of the year will also be characterised by weak economic conditions and great uncertainty on financial markets. However, the successes achieved this year in corporate banking amply demonstrate that in a difficult environment the bank can build a strong position with its clearly-defined strategy, its highly-qualified staff and its solid capitalisation. This capability holds the promise of further successful growth in client business. Continuing strict cost management will lead to a further reduction in administrative expenses, without jeopardising revenue-earning potential. However, the Managing Partners do not expect a significant improvement in the cost-income ratio before next year.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                            By:

                                                                                                           Name: P A Stafford

                                                                                                          Title: Assistant Group Secretary

Date: November 7, 2002